Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-4 No. 333-) and related Prospectus of Omega Healthcare Investors, Inc. for the registration of 7,482,600 shares of its common stock, and to the incorporation by reference therein of our reports dated February 23, 2018, with respect to the consolidated financial statements and schedules of OHI Healthcare Properties Limited Partnership, and the effectiveness of internal control over financial reporting of OHI Healthcare Properties Limited Partnership, included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Baltimore, Maryland

February 7, 2019